Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer Revenue Weighted ETF Trust (SEC File 811-21993)

Dear Ms. Lithotomos:

Below please find a response to your comments received on February 1, 2017 to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Emerging Markets Revenue ETF (the “Emerging Markets Fund”), Oppenheimer Global Revenue ETF (the “Global Fund”) and Oppenheimer International Revenue ETF (the “International Fund,” and collectively, the “Funds”), each a series of Oppenheimer Revenue Weighted ETF Trust (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on December 22, 2016. For your convenience, we have included each of your comments in italics, in turn followed by our response. Any revisions discussed in this letter will appear in a post-effective amendment to the Registration Statement on Form N-1A filed pursuant to Rule 485(b) under the Securities Act on the date hereof. The section references used below correspond to the section titles the Trust uses in the Registration Statement, and unless otherwise stated, all defined terms have the meanings defined in the Registration Statement.

1.	Please confirm that the Global Fund and the International Fund conform to any applicable exemptive orders.

The Trust confirms that each of the Global Fund and the International Fund conforms to all applicable exemptive orders.

2.	For each Fund, in the fee table footnote concerning the fee waiver and expense reimbursement agreement (the “Agreement”), please confirm that the Agreement will continue for a minimum of one year from the date of the prospectus.

The Funds confirm that the Agreement will be in place at least one year from the date of the prospectus. As indicated in the prospectus, the Agreement will be in effect and will be contractually binding on Management through October 25, 2018.

3.	For each Fund, is the Underlying Index an affiliated index of the Fund and/or Management? If so, please disclose this in the Registration Statement.

The Underlying Index for each Fund is not affiliated with the Fund or with Management. Each Underlying Index is constructed by an unaffiliated third-party provider. This information is disclosed in the prospectus in the section titled “Management of the Funds—The Underlying Indexes,” which as of the date of this correspondence has been filled in with the name of the index provider.

4.

For each of the Emerging Markets Fund and the Global Fund, please provide a brief definition of “Sharpe Ratio” the first time this term is used in each Fund’s summary prospectus.

The Emerging Markets Fund and the Global Fund have revised the second and third sentences of the first paragraph in the “Principal Investment Strategies” section in their respective summary prospectus as follows:

“The Underlying Index is constructed by screening the companies in the Benchmark Index based on their Sharpe Ratios~~, a measure of risk-adjusted performance~~. Sharpe Ratio is a commonly-used investment industry standard that measures risk-adjusted performance. It is generally defined as the excess of the return on an asset over a risk-free return, reflecting the Federal Funds rate, divided by the volatility of the return on the asset.”

The Funds also refer the Commission staff to the disclosure in “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Strategies Specific to Each Fund,” where additional explanation of Sharpe Ratio and its relevance to the Emerging Markets Fund’s and the Global Fund’s investment strategies is provided.

5.	In each Fund’s summary prospectus, please disclose the method by which the constituent securities of each Fund’s Underlying Index will be determined and explain what is meant by the statement that an Underlying Index “primarily” will consist of certain types of securities.

Each Fund has revised the “Principal Investment Strategies” section in its summary prospectus to address this comment and clarify the idea that each Fund’s Underlying Index will consist of a subset of the securities that are included in that Fund’s Benchmark Index. Furthermore, the prospectus now includes the name of each Fund’s Benchmark Index, which the Funds believe further clarifies what the constituent securities of each Underlying Index will be. The Benchmark Index for each of the Emerging Markets Fund, Global Fund and International Fund will be the MSCI Emerging Markets Index, the MSCI ACWI Index and the MSCI EAFE Index, respectively.

6.	For the Emerging Markets Fund, please explain the method by which it is determined which countries are considered emerging market countries. Please also clarify that the Emerging Markets Fund will satisfy the requirement of Rule 35d-1 under the Investment Company Act of 1940 (“Investment Company Act”) to invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of issuers that are economically tied to an emerging market country.

The Emerging Markets Fund refers the Commission staff to the last sentence of the “Principal Investment Strategies” section, which states that “For purposes of the 80% investment policy, the Fund considers an “emerging market country” to be one that is included in the Benchmark Index.” The Fund also notes that, as of the date of this correspondence, it has updated its summary prospectus to reflect that the Fund’s Benchmark Index is the MSCI Emerging Markets Index. As discussed in the statutory prospectus, the MSCI Emerging Markets Index is a comprehensive, rules-based index designed to represent the performance of large and mid-capitalization securities in emerging market countries and currently consists of 23 countries considered to be “emerging markets” countries. As further disclosed in the prospectus, under normal circumstances, the Emerging Markets Fund will invest at least 80% of its net assets in securities of companies included in the MSCI Emerging Markets Index, and as a result, will satisfy the requirements of Rule 35d-1 under the Investment Company Act.

7.	The name of the Global Fund includes the word “global,” and the name of the International Fund includes the word “international.” As such, we recommend that these Funds include a policy that, under normal market conditions, each Fund will invest at least 40% of its assets (unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States. Also confirm that the Funds will comply with Rule 35d-1 under the Investment Company Act.

The Adopting Release for Rule 35d-1 indicates that the term “global” connotes diversification among investments “in a number of different countries throughout the world.” See Investment Company Names, Rel. No. IC-24828, note 42 (Jan. 17, 2001) (“Adopting Release”). While Commission staff has indicated to fund registrants that one way to describe how a fund using the term “global” will invest globally is to invest at least 40% of its assets outside the United States, the Commission has acknowledged in discussions with the Investment Company Institute that this approach is not compulsory. See Memorandum from the ICI on SEC Staff Comments on Fund Names (June 4, 2012).

In light of the Staff’s acknowledgement, and consistent with its comments in note 42 of the Adopting Release, we believe the following disclosure in the “Principal Investment Strategies” section of the Global Fund’s summary prospectus expressly describes how the Fund intends to invest globally:

“The Fund seeks to achieve its investment objective by attempting to replicate the portfolio of the OFI Revenue Weighted Global Index (the “Underlying Index”). The Underlying Index is constructed by screening the companies in the Benchmark Index [the MSCI ACWI Index] …. Under normal circumstances, the Fund will invest at least 80% of its net assets in the securities of companies included in the Benchmark Index and generally expects to be substantially invested at such times, with at least 95% of its net assets invested in these securities…”

Because the Global Fund seeks to replicate its Underlying Index, which is constructed by selecting companies from within the MSCI ACWI Index, and will invest at least 80% of its net assets in securities of companies included in the MSCI ACWI Index, the Fund will normally have a significant number of investments that are tied economically to a number of countries throughout the world.

With respect to the International Fund, we believe the following disclosure in the “Principal Investment Strategies” section of the Fund’s summary prospectus expressly describes how the Fund intends to invest internationally:

“The Fund seeks to achieve its investment objective by attempting to replicate the portfolio of the OFI Revenue Weighted International Index (the “Underlying Index”). The Underlying Index is constructed by re-weighting the constituent securities of the Benchmark Index [MSCI EAFE Index]… Under normal circumstances, the Fund will invest at least 80% of its net assets in securities of companies included in the Benchmark Index, and generally expects to be substantially invested at such times, with at least 95% of its net assets invested in these securities.”

Because the International Fund seeks to replicate the Underlying Index, which is constructed by selecting companies from within the MSCI EAFE [Europe, Australasia and the Far East] Index, and will invest at least 80% of its net assets in securities of companies included in the MSCI EAFE Index, the Fund will necessarily have a significant number of investments that are tied economically to a number of countries throughout the world.

Finally, consistent with the Adopting Release, neither the Global Fund nor the International Fund is subject to Rule 35d-1 under the Investment Company Act.

8.

For each Fund, please expand the principal risk disclosure regarding the risk of investing the Funds’ Shares in foreign markets. This should include disclosure of the risks involved due to the fact that a Fund’s portfolio holdings may trade in foreign markets at times when the U.S. markets are closed and, conversely, that the Fund’s Shares may trade in U.S. markets when foreign markets are closed, both of which could lead to differences between the current value of Fund Shares and the underlying value of the Fund’s portfolio.

The Funds note that “Foreign Market Risk” is currently listed as a principal risk for each Fund. This risk has been enhanced as follows:

“Foreign Market Risk Because foreign securities in the Fund’s portfolio trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of those securities may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for Shares. Conversely, Shares of the Fund may trade on U.S. exchanges at times when foreign exchanges are not open for trading. This, in either case, could lead to a difference between the U.S. market value of the Shares and the underlying value of the Fund’s portfolio.”

9.	We note that the Emerging Markets Fund includes “Small and Medium Capitalization Stock Risk” as a principal risk and that the Global Fund and International Fund each include “Medium Capitalization Stock Risk” as a principal risk. If appropriate, please consider including, for the Global Fund and the International Fund, additional risk disclosure regarding other types of capitalization stock risk, including, for example, “Large Capitalization Stock Risk.”

The Global Fund and the International Fund do not believe that it is necessary to add additional capitalization stock risk disclosure to the prospectus because the descriptions of capitalization stock risk included in each Fund’s “Principal Risks” section appropriately describe the capitalization stock risk associated with each Fund. With respect to the possible addition of “Large Capitalization Stock Risk,” the Funds believe that the risks associated with large capitalization stocks are already adequately covered in other principal risk disclosures about the market.

* * * * *

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Anita De Frank

Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, IL 60606
312-845-1222
anita.defrank@ropesgray.com

Sincerely,

/s/ Anita De Frank

Anita De Frank

Ropes & Gray LLP

cc: Paulita A. Pike, Esq.

George B. Raine, Esq.

Taylor V. Edwards, Esq.

John Yoder, Esq.